As filed with the Securities and Exchange Commission on February 14, 2002

Registration No. 333-72804

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-3

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

HNC SOFTWARE INC.
(Exact name of registrant as specified in its charter)

Delaware	33-0248788
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5935 Cornerstone Court West
San Diego, California 92121
(858) 546-8877
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kenneth J. Saunders
Chief Financial Officer
HNC Software Inc.
5935 Cornerstone Court West
San Diego, California 92121
(858) 546-8877
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kenneth A. Linhares, Esq.
Katherine Tallman Schuda, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, CA 94306
(650) 494-0600

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

SUMMARY
RISK FACTORS
CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
EXHIBIT 23.03
EXHIBIT 23.04
EXHIBIT 23.05

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to completion dated February 14, 2002)

HNC SOFTWARE INC.

$150,000,000

5.25% Convertible Subordinated Notes due September 1, 2008

5,208,333

Shares of Common Stock issuable upon conversion of the Notes

     We issued the notes in a private placement in August 2001. With this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell the notes or the shares of our common stock into which the notes are convertible.

     We will pay interest on the notes on March 1 and September 1 of each year, beginning March 1, 2002. The notes will mature on September 1, 2008. We may redeem the notes on or after September 5, 2004, or earlier if the price of our common stock reaches certain levels, at the prices described in this prospectus. If we redeem notes before September 1, 2007, we must pay a redemption premium. Holders may require us to repurchase the notes upon a change of control.

     The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $28.80 per share, subject to adjustment. This is equivalent to a conversion rate of approximately 34.7222 shares per $1,000 principal amount of notes. The notes are subordinated to our existing and future senior indebtedness and structurally subordinated to indebtedness and other liabilities of our subsidiaries.

     Our common stock is quoted on The Nasdaq National Market under the symbol “HNCS.” The last reported sale price of our common stock on The Nasdaq National Market on February 13, 2002 was $14.87 per share.

     The notes are traded on the PortalSM Market, a subsidiary of The Nasdaq Stock Market, Inc.

     Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission had approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2002

No dealer, salesperson or any other person is authorized to give any information or to make any representation other than those contained in or incorporated by reference in this prospectus. If such information is given or representations are made, you may not rely on that information or representations as having been authorized by us. You may not imply from the delivery of this prospectus, nor from a sale made under this prospectus, that our affairs are unchanged since the date of this prospectus.

SUMMARY

     The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When we refer to “HNC Software,” “we,” “our” and “us,” we mean HNC Software Inc. and its consolidated subsidiaries, unless we specify another meaning.

HNC Software Inc.

     We provide Critical Action Software that helps businesses gain insight into customer behavior and make the right decisions about their customers in real time. We offer three product suites: the HNC Efficiency Suite, the HNC Risk Suite and the HNC Opportunity Suite. Our software suites enable companies in the financial services, insurance and telecommunications industries to acquire, manage and retain customers. They are designed to help businesses more efficiently perform tasks such as: differentiating between customer value and risk; determining what customers want without invading their privacy; delivering personalized service; managing customers more profitably; and developing customer loyalty. Our Critical Action Technology Platform combines proprietary technologies with industry-standard software components to support our software suites, enhance their ability to integrate with each other and enable them to exchange data with other systems more easily.

     We were founded in 1986 under the laws of California, and were reincorporated in Delaware in 1995. Our principal executive offices are located at 5935 Cornerstone Court West, San Diego, California 92121-3728, and our telephone number is (858) 546-8877.

     Our World Wide Web site is located at both hnc.com and hncs.com, and investor information can be requested by calling our Stockholder Information Line at 1-800-396-8052. Information on our Web site is not part of this prospectus.

     In this prospectus we mention one of our registered trademarks, CompAdvisor®, and the following additional trademarks: Critical Action Software™, Critical Action Technology Platform™, eFalcon™ and Falcon™.

The Offering

Securities Offered by the Selling Securityholders	$150,000,000 principal amount of 5.25% Convertible Subordinated Notes due September 1, 2008.

5,208,333 shares of Common Stock issuable upon conversion of the notes

The Notes

Interest	The annual interest rate is 5.25%. Interest is payable on March 1 and September 1 of each year, beginning March 1, 2002.

Maturity Date	September 1, 2008.

Conversion Rights	The notes are convertible at any time before maturity into shares of our common stock at a conversion price of $28.80 per share, subject to adjustment. This is equivalent to a conversion rate of approximately 34.7222 shares per $1,000 principal amount of notes. Upon conversion, you will not receive any cash representing accrued interest other than in the case of a conversion in connection with a provisional redemption. See “Description of the Notes — Conversion of Notes.”

Provisional Redemption	We may redeem the notes, in whole or in part, at any time before September 5, 2004, at a redemption price equal to $1,000 per note to be redeemed if (a) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the provisional redemption notice, and (b) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required. Upon any provisional redemption, we will make an additional payment in cash or common stock or a combination of cash and common stock with respect to the notes called for redemption equal to the total value of the aggregate amount of interest that would have been payable on the notes from the last day through which interest was paid on the notes (or August 24, 2001, if no interest has been paid) through September 1, 2004. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date. See “Description of the Notes — Provisional Redemption.”

Optional Redemption	We may redeem the notes on or after September 5, 2004 at the redemption prices described in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date.

Sinking Fund	None.

Purchase Option Upon Change in Control	Upon a change in control of HNC, you may require us to purchase your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control.

Subordination	The notes are general unsecured obligations of HNC. The notes are subordinated in right of payment to all existing and future senior indebtedness. The notes also are effectively subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. As of September 30, 2001, we had no outstanding senior indebtedness for purposes of the indenture, while our subsidiaries had approximately $11.3 million of outstanding indebtedness or other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated. The indenture does not limit our or our subsidiaries’ ability to incur senior indebtedness or other debt.

Trading	The notes are eligible for trading in PORTAL. Our common stock is traded on The Nasdaq National Market under the symbol “HNCS.”

Risk Factors

     Investment in the notes involves risks. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus before investing in the notes.

RISK FACTORS

     Our business faces significant risks. You should carefully consider the following risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase notes or shares of our common stock. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Risks Related to the Notes

If we incur additional indebtedness that is senior to the notes, we might not have sufficient assets to pay our obligations under the notes.

     The indenture under which we issued the notes does not restrict us or our subsidiaries from incurring additional debt, including senior indebtedness. It also does not restrict our ability to pay dividends or issue or repurchase our securities. If our subsidiaries or we were to incur additional debt or liabilities, we might not be able to pay our obligations under the notes.

If we were required to pay off all senior indebtedness before we pay the notes, we might not have sufficient assets to pay our obligations under the notes.

     The notes are general unsecured obligations of HNC and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. As of September 30, 2001, we had no outstanding senior indebtedness for purposes of the indenture, while our subsidiaries had approximately $11.3 million of outstanding indebtedness or other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

Our ability to pay our obligations under the notes depends in part upon the ability to receive funds from our subsidiaries.

     We conduct a significant portion of our operations through subsidiaries. Our cash flow and therefore our ability to service our debt, including the notes, depends in part upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds to us by our subsidiaries. These subsidiaries are separate and distinct legal entities, and have no obligation to pay any amounts due under the notes or to make any funds available to meet our obligations under the notes, whether by dividends, distributions, loans or other payments. In addition, any of our subsidiaries may not be able to pay dividends or distributions to us or make loans and advances to us due to legal or contractual restrictions, the earnings of the subsidiary and various other business considerations. Any right we have to receive assets of our subsidiaries upon their liquidation or reorganization, and the right of the note holders to participate in these assets, is effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. If we were recognized as a creditor of one of our subsidiaries, our claims would be subordinate to any security interests in the subsidiary’s assets and any indebtedness of the subsidiary that is senior to ours. As a result, if we do not receive funds from our subsidiaries, we might not have sufficient funds to pay our obligations under the notes.

If we are not able to meet the requirements to purchase notes upon a change in control, note holders might not be repaid.

     Upon a change in control, as defined in the indenture under which we issued the notes, note holders may require us to purchase all or a portion of their notes. If a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes. Our credit facility provides that a change in control constitutes an event of default. Future credit agreements or other agreements relating to our indebtedness may also provide that a change in control constitutes an event of default and additionally may prohibit the repurchase or redemption of the notes. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would limit or prohibit payments to note holders. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily protect note holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a market for the notes is not maintained, the trading price of the notes could decline significantly.

     Since the issuance of the notes, the initial purchasers have made a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers is subject to the limits imposed by the Securities Act and the Exchange Act. As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly.

Risks Related to Our Business

Fluctuations in our revenues and operating results might lead to substantial declines in the price of the notes and our common stock.

     Our revenues and operating results have varied significantly in the past and in some quarters we have experienced net losses. We expect fluctuations in our operating results to continue for the foreseeable future. As a result, we believe that you should not rely on period-to-period comparisons of our financial results as an indication of our future performance. If our revenues or operating results fall below the expectations of market analysts and investors, the market price of the notes and our common stock could decline substantially. Factors that are likely to cause our revenues and operating results to fluctuate include those discussed in the risk factors below.

     Due to current slowdowns in the economy generally, we believe that many existing and potential customers are reassessing or reducing their planned technology investments and deferring purchasing decisions. As a result, there is increased uncertainty with respect to our expected revenues. Further delays or reductions in business spending for information technology could have a material adverse effect on our revenues and operating results. In addition, to the extent that our customers change from paying license fees on a recurring transactional basis to paying us one-time license fees, our recurring revenues and gross margins for future quarters will decrease, which will reduce our ability to predict total revenues in future periods. Further, we expect a slight decline in our total revenues due to our recent discontinuance of eight of our products.

We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle.

     We cannot predict the timing of the recognition of our revenues accurately because the length of our sales cycles makes it difficult for us to predict the quarter in which sales to expected customers will occur. The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. The sales cycle to license our products can typically range from 60 days to 18 months. Customers are often cautious in making decisions to acquire our products, because purchasing our products typically involves a significant commitment of capital, and may involve shifts by the customer to a new software and/or hardware platform or changes in the customer’s operational procedures. Delays in completing sales can arise while customers complete their internal procedures to approve large capital expenditures and test and accept our applications. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur. This has contributed, and we expect it to continue to contribute, to fluctuations in our operating results.

Our failure to complete expected sales in any given quarter could harm our operating results because of the large size of typical orders and our inability to compensate for unanticipated revenue shortfalls.

     Our sales cycle is subject to a number of significant risks, including customers’ budgetary constraints and internal acceptance reviews, over which we have little or no control. If sales expected from specific customers in a particular quarter are not realized in that quarter, we are unlikely to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of a typical order, a lost or delayed sale could result in revenues that are lower than expected. Moreover, to the extent that significant sales occur earlier than anticipated, revenues for subsequent quarters may be lower than expected. In addition, we may incur substantial sales and marketing expenses and expend significant management effort while potential customers are evaluating our products and before they place an order with us. If the current economic downturn continues, the sales cycle for our products may become longer and we may require more resources to complete sales. If orders for our products are not received as anticipated, our operating results could be harmed.

We expect to continue to make strategic acquisitions, which could put a strain on our resources, cause dilution to our stockholders and adversely affect our financial results.

     During 2000, we completed the acquisition of seven businesses (one of which was acquired by our former subsidiary Retek, which we spun off in September 2000), in 2001 we acquired four additional businesses and product lines and to date in 2002 we have acquired one product line. We believe that our future growth will depend, in part, upon our ability to successfully complete future acquisitions of businesses and technologies. Integrating newly acquired organizations and technologies into our business could put a strain on our resources and be expensive and time consuming. In addition, we may not succeed in integrating acquired businesses or technologies and may not achieve anticipated revenue and cost benefits. Further, our acquisition strategy and future acquisitions could result in any of the following risks:

•	increased competition for acquisition opportunities could inhibit our growth and our ability to complete suitable acquisitions, and could also increase the price we would have to pay to complete acquisitions, which might result in dilution to the equity interests of our stockholders;

•	if we are unable to complete acquisitions successfully, we might not be able to successfully develop and market products for new industries or for markets with which we may not be familiar;

•	we might not be able to coordinate the diverse operating structures, policies and practices of companies we acquire or to successfully integrate the employees of the acquired companies into our organization and culture, which could impair employee morale and productivity;

•	despite due diligence reviews, acquired businesses may bring with them unanticipated liabilities, business or legal risks or operating costs that could harm our results of operations or business, reduce or eliminate any benefits of the acquisition or require unbudgeted expenses;

•	to the extent we acquire businesses or products from financially distressed companies, we are subject to additional legal risks associated with transactions in that context, including potential creditors’ claims, business uncertainties and liabilities not discharged by the seller;

•	to the extent we acquire distressed businesses, we may need to implement stringent budget and cost-cutting measures with these businesses to reduce or avoid losses from these acquired businesses;

•	if we fail to retain the services of key employees of acquired companies for significant time periods after the acquisition of their companies, we may experience difficulty in managing the acquired company’s business and not realize the anticipated benefits of the acquisition;

•	the accounting treatment of acquisitions can result in significant acquisition-related accounting charges and expenses that can reduce our reported results of operations both at the time of the acquisition and in future periods;

•	additional acquisitions may require us to issue shares of our stock and stock options to owners of the acquired businesses, resulting in dilution to our stockholders; and

•	in the current economic environment, we may be required to use more cash as consideration for acquisitions, which will reduce our working capital.

     If we do not adequately address issues presented by growth through acquisitions, we may not fully realize the intended benefits, including any financial benefits, of these acquisitions and may incur increased costs and expenses.

Our expenses are generally fixed, and if we fail to meet our revenue forecasts, we will not be able to reduce these expenses quickly.

     Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below expectations, we could not proportionately reduce operating expenses for that quarter. Therefore, this revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

Difficulties in implementing our products could harm our revenues and margins.

     Our revenues and margins depend in part upon the timing of implementation of our products and services. In most sales, we are involved in the installation of our products at the customer site. We recognize implementation revenue based on progress achieved toward completion and we recognize implementation costs as implementation services are performed. In addition, we do not begin to recognize maintenance revenue until implementation is complete. However, the timing of the commencement and completion of the installation process is subject to factors that may be beyond our control, as this process requires access to the customer’s facilities and coordination with the customer’s personnel after delivery of the software. In addition, customers could delay product implementations. If a product implementation is not completed or delayed, we might not be able to begin to recognize implementation revenue or maintenance revenue when expected or at all. For example, GEICO recently delayed implementation of our software until the second half of 2002, which means that our recognition of implementation revenue, and ultimately of maintenance revenue, will be delayed for that customer. Further, implementation typically involves working with sophisticated software, computing and communications systems. If we have difficulties with implementation or do not meet project milestones in a timely manner and within contracted fee budgets, we could be obligated to devote more customer support, engineering and other resources to a particular project. If customers have difficulty deploying our products or require significant amounts of support, our costs could increase, causing increased variability in our operating results.

If we fail to effectively respond to changes in our business, our corporate organization will be disrupted and we will be diverted from our business plan.

     Our ability to offer our products and services successfully in a rapidly evolving market requires an effective planning and management process. In recent years, we have experienced changes in our operations that have placed significant demands on our administrative, operational and financial resources. These demands, which are expected to continue to challenge our management and operations, include the following:

•	growth and diversification of our customer base into new industries, most recently telecommunications;

•	development and marketing of our Critical Action Technology Platform;

•	expansion of our product lines into new technology mediums such as the delivery of services over the Internet through an ASP channel;

•	increase in the number of our employees; and

•	geographic dispersion of our operations and personnel, most recently the addition of offices in San Jose, California and Brentford, England.

     These changes require us to manage an increasing number of relationships with customers and other third parties, as well as a larger workforce. In addition, we will need to adapt our operational and financial control systems, if necessary, to respond to changes in the size and diversification of our business, as well as any future acquisitions. If we fail to manage changes effectively, our employee-related costs and employee turnover could increase and we could face disruptions that negatively affect the quality of our products and our ability to respond to our customers.

If our software products do not achieve widespread market acceptance, our business reputation and financial performance would suffer.

     The rate at which businesses have adopted our products has varied significantly by market and by product within each market, and we expect to continue to experience variations to the degree to which our products are accepted in our target markets in the future. In particular, the acceptance of our products may be limited by factors such as:

•	the failure of prospective customers to perceive value in critical action software solutions;

•	the reluctance of our prospective customers to replace their existing solutions with our products; and

•	the emergence of new technologies that could cause our products to be less competitive or obsolete.

     We must grow our customer base and generate repeat and expanded business from our current and future customers. In some cases, our customers initially make a limited purchase of our products and services for pilot programs. These customers may not purchase additional licenses to expand their use of our products. In addition, as we introduce new versions of our products or new products, our current customers might not require the functionality of our new products and might not ultimately license these products. Because the market for critical action software is still in a relatively early stage of development, we cannot accurately assess the size of the market, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs and new technologies, developing products that could address those needs and technologies, and establishing a distribution strategy for these products. We may also have difficulties in predicting the competitive environment that will develop.

If we fail to keep up with rapidly changing technologies, our products could become less competitive or obsolete.

     In our markets, technology changes rapidly, and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the Internet. If we fail to enhance our current products and develop new products in response to changes in technology or industry standards, our products could rapidly become less competitive or obsolete. For example, the rapid growth of the Internet environment creates new opportunities, risks and uncertainties for businesses, such as ours, which develop software that must also be designed to operate in Internet, intranet and other online environments. Our future success will depend, in part, upon our ability to:

•	internally develop new and competitive technologies;

•	use leading third-party technologies effectively;

•	continue to develop our technical expertise;

•	anticipate and effectively respond to changing customer needs;

•	time new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases; and

•	influence and respond to emerging industry standards and other technological changes.

Delays in the development of new products or product enhancements could harm our operating results and our competitive position.

     The development of new, technologically advanced products is a complex and uncertain process that requires innovation, highly skilled personnel and accurate anticipation of technological and market trends. We have previously experienced significant delays in the development and introduction of new products and product enhancements, primarily due to difficulties with model development, which has in the past required multiple iterations, as well as difficulties with acquiring data and adapting to particular operating environments. The length of these delays has varied depending upon the size and scope of the project and the nature of the problems encountered. If we are unable to meet the introduction schedules for our new products or product enhancements, customers may switch their allegiance to competitive products or refuse to purchase our software suites, which would harm our competitive position and our operating results.

We derive a substantial portion of our revenues from our CompAdvisor and Falcon products, and our revenue will decline if the market does not continue to accept these products.

     In the first nine months of 2001, revenues associated with CompAdvisor accounted for 22.5% of our total revenues and revenues associated with Falcon accounted for 25.9% of our total revenues. We expect these products will continue to account for a substantial portion of our total revenues for the foreseeable future. Our revenue will decline if the market does not continue to accept these products. Factors that might affect the market acceptance of CompAdvisor include the following:

•	simplification of state workers’ compensation fee schedules;

•	changes in the overall payment system or regulatory structure for workers’ compensation claims;

•	technological change;

•	our inability to obtain or use state fee schedule or claims data;

•	saturation of market demand;

•	loss of key customers; and

•	industry consolidation.

     Demand for, or use of, Falcon, could decline as a result of factors that reduce the effectiveness of Falcon’s fraud detection capabilities. For example, patterns of credit card fraud might change in a manner that the Falcon product line would not detect. In addition, other methods of credit card fraud prevention such as smart cards may reduce customers’ need for the Falcon product line. To the extent that credit and other payment cards cease to be prevailing payment methods, demand for Falcon could decrease. Because many Falcon customers are banks and related financial institutions, sales of our Falcon products are subject to changes in the financial services industry such as fluctuations in interest rates and the general economic health of financial services companies, which affect their capital expenditure budgets. In addition, the financial services industry tends to be cyclical, which may result in variations in demand for our Falcon products. There is a continuing trend toward consolidation in the financial services industry, which has reduced our customer base and may lead to lost or delayed sales and reduced demand for our Falcon products. Industry consolidation also could affect our base of recurring revenues derived from contracts in which we are paid on a per-transaction basis, when consolidated customers combine their operations under one contract with us which, in some cases, could result in lower payments to us than those previously paid by our customers separately.

Our revenue growth could decline if any major customer cancels, reduces or delays a purchase of our products.

     Most of our customers are relatively large enterprises, such as banks, insurance carriers and telecommunications carriers. Our future success will depend upon the timing and size of future licenses, if any, from these customers and new customers. Many of our customers and potential customers are significantly larger than we are and have sufficient bargaining power to demand reduced prices and favorable nonstandard terms. The loss of any major customer, or the delay of significant revenue from these customers, could reduce or delay our recognition of revenue.

We depend on data to update our statistical models, and failure to timely obtain this data could harm the performance of our products.

     The development, installation and support of our credit card fraud control and profitability management, loan underwriting and insurance products require periodic updates of our statistical models. To develop these updates, we must develop or obtain a reliable source of sufficient amounts of current and statistically relevant data to analyze transactions and update our models. In most cases, these data must be periodically updated and refreshed to enable our predictive products to continue to work effectively in a changing environment. We do not own or control much of the data that we require, most of which are collected privately and maintained in proprietary databases. Generally, our customers agree to provide us the data we require to analyze transactions, report results and build new predictive models. If we fail to maintain good relationships with these customers, we could lose access to required data and our products might become less effective. In addition, our CompAdvisor product uses data from state workers’ compensation fee schedules adopted by state regulatory agencies. Third parties have previously asserted copyright interests in this data. These assertions, if successful, could prevent us from using the data. We might not be able to continue to obtain adequate amounts of statistically relevant data on time, in the required formats or on reasonable terms and conditions, whether from customers or commercial suppliers.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions for our products, fewer customer orders and loss of market share.

     The market for predictive software solutions is intensely competitive and is constantly changing. Some of our competitors or potential competitors have substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do. In addition, they may have the ability to sell products competitive to ours at lower prices as part of integrated suites of several related products that are vital to the customer’s computing infrastructure. This may cause customers to purchase products of our competitors that directly compete with our products in order to acquire other products of the competitor.

     Our competitors vary in size and in the scope of the products and services they offer. We encounter competition from a number of sources, including:

•	other application software companies, including enterprise software vendors;

•	management information systems departments of customers and potential customers, including financial institutions, insurance companies and telecommunications carriers;

•	third-party professional services organizations, including consulting divisions of public accounting firms;

•	Internet companies;

•	hardware suppliers that bundle or develop complementary software;

•	network and telecommunications switch manufacturers, and service providers that seek to enhance their value-added services;

•	neural-network tool suppliers; and

•	managed care organizations.

     We expect to experience additional competition from other established and emerging companies, as well as from other technologies. For example, our Falcon and eFalcon products compete against other methods of preventing credit card fraud, such as credit card activation programs, credit cards that contain the cardholder’s photograph, smart cards and other card authorization techniques.

     Increased competition, whether from other products or new technologies, could result in price reductions, fewer customer orders, loss of customers, reduced gross margins and loss of market share, any of which could negatively impact our business. We expect to face increasing pricing pressures from our current competitors and new market entrants. Price reductions could negatively impact our margins and results of operations. Price competition could also harm our ability to obtain new long-term contracts and renewals of existing long-term contracts on favorable terms.

     Furthermore, a number of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. As a result, new competitors or alliances among competitors may emerge and rapidly gain significant market share. We may not be able to compete effectively against current and potential competitors, especially those with significantly greater resources and market leverage.

If we lose key personnel, we might not be able to manage our business successfully.

     Our future success depends to a significant degree upon the continued service of members of our senior management and other key research, development, sales and marketing personnel. We generally do not have employment agreements with our employees, and the few employment agreements we do have with a small number of our employees may not result in the retention of these employees. As a result, we could experience the untimely loss of a member of the management team on little or no advance notice. We could also lose the services of a key employee of a business we acquire before we have had adequate time to familiarize ourselves with the operating details of that business and obtain a suitably experienced replacement. Our future performance will also depend, in part, upon the ability of our officers to work together effectively. Our management personnel may not be successful in carrying out their duties or running our company. Any dissent among members of management could impair our ability to make strategic decisions quickly in a rapidly changing market.

If we do not recruit and retain qualified personnel, our ability to execute our business plan would be compromised.

     Our future success depends upon our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We have historically experienced difficulty in recruiting a sufficient number of qualified sales and technical employees. In addition, competitors and other businesses may be successful in attempts to recruit our key employees, particularly if they can offer more attractive stock options or other equity compensation packages. Many of our technical employees possess unique skills and are not easily replaceable, and loss of technical personnel could harm our product development efforts. We expect to continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales.

     We intend to continue to expand our operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. For more mature products, like Falcon, we may need to increase our international sales in order to continue to expand our customer base. We have committed and continue to commit significant time and development resources to customizing and adapting our products for selected international markets, and to developing international sales and support channels. These international marketing efforts require us to incur increased sales, marketing, development and support expenses. If our efforts do not generate additional international sales on a timely basis, our margins and earnings would be harmed.

     To the extent that our revenues from international operations represent an increasing portion of our total revenues, we will be subject to increased exposure to international risks. As a result, our future results could be affected by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in the political or economic conditions of a country or region, particularly in emerging markets;

•	trade protection measures, such as tariffs, EEU software directives and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	potentially reduced protection for intellectual property rights;

•	difficulty in managing widespread sales operations; and

•	slower payment cycles from international customers.

If our products do not comply with government regulations that apply to us or to our customers, we could be exposed to liability or our products could become obsolete.

     Many of our customers must comply with a number of government regulations and other industry standards, and as a result, many of our key products must also be compliant. For example, our financial services products are affected by the Fair Credit Reporting Act, by Regulation B under the Equal Credit Opportunity Act, by regulations governing the extension of credit to consumers and by Regulation E under the Electronic Fund Transfers Act, as well as non-governmental VISA and MasterCard electronic payment standards. Fannie Mae and Freddie Mac regulations, among others, for conforming loans, affect our mortgage services products. Insurance-related regulations may in the future apply to our insurance products. If our products fail to comply with existing or future regulations and standards, our customers or we could be subject to legal action by regulatory authorities or by third parties, including actions seeking civil or criminal penalties, injunctions against our use of data or preventing use of our products or civil damages. In addition, we may also be liable to our customers for failure of our products to comply with regulatory requirements. If state-mandated workers’ compensation laws or regulations or state workers’ compensation fee schedules are simplified, these changes would diminish the need for, and the benefit provided by, CompAdvisor. In many states, including California, there have been periodic legislative efforts to reform workers’ compensation laws in order to reduce the cost of workers’ compensation insurance and to curb abuses of the workers’ compensation system. Changes in workers compensation laws or regulations could adversely affect our insurance products by making them obsolete, or by requiring extensive changes in these products to reflect new workers’ compensation rules. To the extent that we sell new products targeted to markets that include regulated industries and businesses, our products will need to comply with these additional regulations.

If we fail to protect and preserve our intellectual property we could lose an important competitive advantage.

     Our success and ability to compete substantially depend upon our internally developed proprietary technologies, which we protect through a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite the measures we take to protect our intellectual property, it may be possible for a third party to copy or otherwise to obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. To ensure that customers will not be harmed by an interruption in our business, we often place software source code for our products into escrow, which may increase the likelihood of misappropriation or other misuse of our intellectual property. Any disclosure, loss, invalidity of, or failure to protect, our intellectual property could negatively impact our competitive position, and ultimately, our business. We have developed technologies under research projects conducted under agreements with various United States Government agencies or subcontractors. Although we have acquired commercial rights to these technologies, the United States Government typically retains ownership of intellectual property rights and licenses in the technologies developed by us under these contracts, and in some cases can terminate our rights in these technologies if we fail to commercialize them on a timely basis. Under our contracts with the United States Government, the results of our research may be made public by the government, which could limit our competitive advantage with respect to future products based on our research.

We could be subject to claims of infringement of third-party intellectual property rights, which could result in significant expense and loss of intellectual property rights.

     In the past, we have received communications from third parties asserting that our trademarks infringe upon their trademarks, or that data we use is copyrighted by them, none of which has resulted in litigation or material losses. We have also been involved in patent litigation. Given our ongoing efforts to develop and market new technologies and products, we may from time to time be served with other claims from third parties asserting that our products or technologies infringe their intellectual property rights. Any litigation to determine the validity of these claims, including claims arising through our contractual indemnification of our customers and other business partners against infringement, regardless of their merit or resolution, would likely be costly and time consuming and divert the efforts and attention of our management and technical personnel. We cannot be certain we would prevail in this litigation given the complex technical issues and uncertainties inherent in intellectual property litigation. If this litigation resulted in an adverse ruling, we could be required to:

•	pay substantial damages;

•	cease the use or sale of infringing products;

•	expend significant resources to develop non-infringing technology;

•	discontinue the use of certain technology; or

•	obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available on reasonable terms, or at all. A license, if obtained, might require that we pay substantial royalties or license fees that would reduce our margins.

Our products may have defects, which could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue and result in liability to us.

     Products as sophisticated as ours are likely to contain errors or failures when first introduced or as new versions are released. To the extent that we develop new products that operate in new environments, such as the Internet, the possibility for program errors and failures may increase due to factors including the use of new technologies or the need for more rapid product development that is characteristic of the Internet market. In the future, we may experience delays in releasing new products or product enhancements as problems are corrected. Errors or defects in our products that are significant, or are perceived to be significant, could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources and increased service and support costs and warranty claims. In addition, because our products are used in business-critical applications, any product errors or failures may give rise to substantial product liability claims.

Risks Related to Our Common Stock

Our common stock price fluctuates and has been volatile.

     The market price of our common stock has been, and will likely continue to be, subject to wide fluctuations. Before they convert notes, the note holders should compare the price at which our common stock is trading in the market to the conversion price of the notes. Many factors could cause the price of our common stock and our notes to rise and fall, including:

•	variations in our quarterly results;

•	announcements of new products by us or our competitors;

•	acquisitions of businesses or products by us or our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by securities analysts; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

     In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. Public announcements by companies in our industry about, among other things, their performance, accounting practices or legal problems could cause the market price of our common stock and our notes to decline regardless of our actual operating performance.

     In the past, securities class action litigation has often been brought against a company following a period of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

Our certificate of incorporation and Delaware law contain provisions that could discourage or prevent a takeover, even if an acquisition would benefit our stockholders.

     Under our certificate of incorporation, our board of directors is authorized to issue up to 4,000,000 shares of preferred stock without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue shares of preferred stock. In addition, Section 203 of the Delaware General Corporation Law restricts business combinations with any “interested stockholder” as defined by the statute. The statute could make it more difficult for a third party to acquire us, even if an acquisition would benefit our stockholders.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus (including the documents incorporated by reference) contains forward-looking statements based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions we have made. Words such as “anticipates,” “expects,” “plans,” “intends,” “may,” “will,” “should,” “believes,” “estimates” or similar expressions identify forward-looking statements. In addition, the section entitled “Risk Factors” consists primarily of forward-looking statements. Forward-looking statements are only predictions based upon our current expectations about future events. We cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate.

     Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. The section entitled “Risk Factors” discusses some of the important risk factors that may affect our business, results of operations and financial condition. You should carefully consider those risks. Investors are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this prospectus. We undertake no obligation to revise or update any forward-looking statements for any reason.

HNC SOFTWARE INC.

     We provide Critical Action Software that helps businesses gain insight into customer behavior and make the right decisions about their customers in real time. We offer three product suites: the HNC Efficiency Suite, the HNC Risk Suite and the HNC Opportunity Suite. Our software suites enable companies in the financial services, insurance and telecommunications industries to acquire, manage and retain customers. They are designed to help businesses more efficiently perform tasks such as: differentiating between customer value and risk; determining what customers want without invading their privacy; delivering personalized customer service; managing customers more profitably; and developing customer loyalty. Specific capabilities of our product suites include:

     The HNC Efficiency Suite — enables companies to make instant, automated decisions regarding customer applications, including the ability to identify and determine customer creditworthiness. This allows companies to simultaneously reduce costs and increase the speed of the customer acquisition process. In addition, it allows companies to process large quantities of applications and claims in real time.

     The HNC Risk Suite — enables companies to analyze the risks associated with acquiring, managing and retaining customers by analyzing patterns in customer transactions. Our risk suite includes analysis of fraud, churn and bad debt.

     The HNC Opportunity Suite — enables companies to analyze the opportunities associated with acquiring, managing and retaining customers by analyzing patterns in customer transactions. The benefits provided by our opportunity suite can include maximizing customer profitability by focusing marketing efforts on more profitable customers and identifying opportunities to sell other products to customers, either by cross selling products from other companies or up selling more expensive products to existing customers.

     We recently introduced our Critical Action Technology Platform to support our software suites. Our Critical Action Technology Platform combines our proprietary technologies with industry-standard software components to enable us to provide a series of software suites based on an open architecture. Currently, our Critical Action Technology Platform integrates with our Opportunity Suite, and we are working toward integrating our other software suites. As we release new versions of our software suites that integrate with our Critical Action Technology Platform, we expect them to become more open and flexible. Over time, we expect that our platform will enable our software suites to integrate more fully with each other and exchange data with other systems more easily. It will also enable us to develop additional software for the industries we currently serve, as well as for new industries.

     We sell our products to a geographically diverse customer base in the financial services, insurance, telecommunications and e-commerce industries. We market our products through our direct sales force and strategic alliances, including distribution, hardware platform and service and consulting companies. In addition, we have licensed some of our products to a number of companies that act as service bureaus, which provides an alternate distribution channel. We also provide the functionality of some of our products over the Internet through an application service provider delivery channel. Our service and support activities are related to system installation, performance validation and ongoing consultation of the optimal use of our products.

     Our goal is to be a leader in providing a Critical Action Technology Platform. Key elements of our strategy to achieve this goal are to:

•	Enhance and expand our technology platform to integrate all of our product suites;

•	Continue to penetrate new vertical markets;

•	Expand our global presence;

•	Deepen our presence in core markets through multiple delivery channels;

•	Strengthen and develop strategic relationships;

•	Sell our products within our existing customer base; and

•	Grow through acquisitions.

     Our markets are intensely competitive. We encounter competition from a number of sources, including:

•	Other application software companies, including enterprise software vendors;

•	Management information systems departments of customers and potential customers;

•	Third party professional services organizations, including consulting divisions of public accounting firms;

•	Internet companies;

•	Hardware suppliers that bundle or develop complementary software;

•	Network and telecommunications switch manufacturers, and service providers that seek to enhance their value-added services;

•	Neural-network tool suppliers; and

•	Managed care organizations.

     Our Critical Action Technology Platform incorporates advanced high-end analytics and decision management technologies. These technologies are designed to predict transaction patterns and select an appropriate action to encourage or discourage the predicted pattern. They include:

•	Neural-network models, which are nonlinear, statistical models for predicting future outcomes based on historical results;

•	Traditional statistical models;

•	Profiling technology, which accumulates data across multiple transactions to create profiles of transaction patterns and provide our neural-network models with the information needed to predict complex transaction patterns;

•	Context vectors, which encode textual information in a form that computers can process; and

•	Rule-based technology that applies information such as marketing strategies, corporate policies and standard operating procedures.

USE OF PROCEEDS

     We will not receive any of the proceeds from the selling securityholders’ sale of the notes or shares of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year ended December 31,					Nine-month periods

	1996	1997	1998	1999	2000	September 30, 2000	September 30, 2001

Ratio of earnings available to cover fixed charges	12.15	26.51	5.10	—	—	—	—

     For purposes of calculating this ratio, “earnings” consist of income (loss) before income taxes, excluding minority interest in consolidated subsidiaries, plus fixed charges. Fixed charges consist of interest expense, including the amortization of debt issuance costs, and the component of rental expense believed by management to be representative of the interest factor thereon. We had a deficiency in earnings to fixed charges of $6.5 million in 1999 and $157.1 million in 2000. We had a deficiency in earnings to fixed charges of $144.0 million in the nine months ended September 30, 2000 and $30.7 million in the nine months ended September 30, 2001.

SELLING SECURITYHOLDERS

     The following table presents the name of each selling securityholder and the principal amounts of notes and number of shares of our common stock that each selling securityholder may offer under this prospectus. The notes were originally issued by us and sold by the initial purchasers to qualified institutional buyers in transactions exempt from the registration requirements of the Securities Act. To our knowledge, except as disclosed below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The number of shares of common stock that may be sold is calculated based on the current conversion price of $28.80 per share. With the exception of Kentfield Trading Ltd. and Arbitex Master Fund L.P., if each selling securityholder named below converted all of its notes, each would own less than 1% of our outstanding common stock, based on 35,472,111 shares of our common stock outstanding as of December 17, 2001.

     We prepared the table based upon information provided to us by each selling securityholder as of approximately December 17, 2001. Since the selling stockholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their notes in a transaction exempt from the registration requirements of the Securities Act. Because the selling securityholders are not obligated to sell the notes or the common stock issuable upon the conversion of the notes, we cannot estimate the amount of the notes or how many shares of our common that each selling securityholder will beneficially own after this offering. Information about the selling security holders may change over time. We may update, amend or supplement this prospectus to update the information in this table. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

	Principal amount			Shares of
	of notes		Shares of	common
	beneficially	Percentage	common stock	stock
	owned that	of notes	beneficially	that may be
Name of beneficial owner	may be sold	outstanding	owned(1)	sold

Allstate Insurance Company/Allstate Life Insurance Company(2)	$1,000,000	*	49,321 (3)	34,722
Arbitex Master Fund L.P.(4)	$14,000,000	9.33%	486,111	486,111
CALAMOS® Market Neutral Fund — CALAMOS® Investment Trust	$9,430,000	6.29%	327,430	327,430
Consulting Group Capital Market Funds	$555,000	*	19,270	19,270
Convertible Securities Fund(5)	$145,000	*	5,034	5,034
Chrysler Corporation Master Retirement Fund(6)	$2,605,000	1.74%	90,451	90,451
CSFB Convertible and Quantitative Strategies	$100,000	*	3,472	3,482
Delta Airlines Master Trust(6)	$805,000	*	27,951	27,951
Delta Pilots D & S Trust(6)	$355,000	*	12,326	12,326
Deutsche Banc Alex Brown Inc.(7)	$20,624,000	13.75%	716,111	716,111
Global Bermuda Limited Partnership	$600,000	*	20,138	20,183
Lakeshore International, LTD	$2,400,000	1.60%	83,333	83,333
Microsoft Corporation(6)	$430,000	*	14,930	14,930
Motion Picture Industry Health Plan — Active Member Fund(6)	$240,000	*	8,333	8,333
Motion Picture Industry Health Plan — Retiree Member Fund(6)	$105,000	*	3,645	3,645
MSD Portfolio L.P. — Investments(8)	$2,500,000	1.66%	86,805	86,805

	Principal amount
	of notes		Shares of		Shares of
	beneficially	Percentage	common stock		common stock
	owned that	of notes	beneficially		that may be
Name of beneficial owner	may be sold	outstanding	owned(1)		sold

Nations Convertible Securities Fund(5)	$4,855,000	3.24%	168,576		168,576
OCM Convertible Trust(6)	$1,610,000	1.07%	55,902		55,902
Pacific Life Insurance Company	$250,000	*	8,680		8,860
Partner Reinsurance Company Ltd.(6)	$420,000	*	14,695		14,695
Pioneer High Yield Fund(9)	$6,000,000	4.00%	208,333		208,333
RCG Latitude Master Fund LTD	$500,000	*	17,361		17,361
St. Thomas Trading Ltd.(10)	$32,980,000	21.99%	1,145,138		1,145,138
State Employees’ Retirement Fund of the State of Delaware(6)	$1,035,000	*	35,937		35,937
State of Connecticut Combined Investment Fund(6)	$2,195,000	1.46%	76,215		76,215
UBS O’Conner LLC F/B/O UBS Global Equity Arbitrage Fund	$1,750,000	1.17%	60,763		60,763
Vanguard Convertible Securities Fund, Inc.(6)	$2,950,000	1.97%	102,403		102,403
Other holders of the notes or future transferees of these holders(11)	$39,561,000	26.4%	1,373,645	(12)	1,373,645
TOTAL SECURITIES THAT MAY BE SOLD:	$150,000,000	—	—		5,208,333

*	Less than 1%

(1)	The numbers in this column include the notes held by each beneficial owner, as converted to shares of our common stock at the current conversion rate of $28.80 per share and any additional shares of our common stock held by each beneficial owner.

(2)	The Allstate Corporation is the parent company of these selling securityholders and has voting control over these securityholders and consequently is the beneficial owner of the notes and shares of our common stock. Allstate Insurance Company and Allstate Life Insurance Company are affiliates of a broker-dealer, but neither is an underwriter of the notes or shares of our common stock. Each purchased the notes to be resold in the ordinary course of business and without agreements, intentions or understandings, directly or indirectly, to distribute the notes or shares.

(3)	This number includes the notes, as converted to shares of our common stock at the current conversion rate of $28.80 per share, held by Allstate Insurance Company (26,041 shares) and Allstate Life Insurance Company (8,680 shares), a subsidiary of Allstate Insurance Company. Also included in this number are shares of our common stock beneficially owned by Allstate Insurance Company (9,400 shares), Allstate Life Insurance Company (400 shares), Agents Pension Plan (1,500 shares), and Allstate Retirement Plan (3,300 shares).

(4)	If Arbitex Master Fund L.P. converted all of its notes to shares of our common stock, it would own approximately 1.37% of our common stock outstanding as of December 17, 2001.

(5)	Ed Cassens and Yafang C. Yan are the investment managers of Convertible Securities Fund and Nations Convertible Securities Fund. Mr. Cassens and Mr. Yan have investment control over the notes and shares held by Convertible Securities and Nations Convertible and consequently share beneficial ownership of these securities.

(6)	Oaktree Capital Management, LLC is the investment manager of this selling securityholder. Oaktree has investment control over the notes and shares held by this securityholder and consequently shares the beneficial ownership of these securities.

(7)	If Deutsche Banc Alex Brown Inc. converted all of its notes to shares of our common stock, it would own approximately 2.01% of our common stock outstanding as of December 17, 2001. Deutsche Banc Alex Brown Inc. is a registered broker-dealer and is engaged in the business of trading in securities. As such, Deutsche Banc Alex Brown is an underwriter with respect to securities sold under this prospectus. See "Plan of Distribution" for more information.

(8)	MSD Capital, L.P. is the general partner of MSD Portfolio L.P. – Investments. MSD Capital has voting control over the securities held by MSD Portfolio and consequently shares beneficial ownership of theses securities.

(9)	Pioneer High Yield Fund is an affiliate of a broker-dealer, but is not an underwriter of the notes or shares of our common stock. It purchased the notes to be resold in the ordinary course of business and without agreements, intentions or understandings, directly or indirectly, to distribute the notes or shares.

(10)	If St. Thomas Trading Ltd. (formerly known as Kentfield Trading, Ltd.) converted all of its notes to shares of our common stock, it would own approximately 3.23% of our common stock outstanding as of December 17, 2001.

(11)	Information about other selling securityholders will be provided in the prospectus supplements, if required.

(12)	Assumes that other holders of the notes, or any future transferees, pledgee, donees or successors of or from these holders, do not beneficially own any of our common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

     We are registering the notes and shares of our common stock on behalf of the selling securityholders. The selling securityholders acquired their notes from the initial purchasers who purchased the notes from us in August and September. This prospectus covers the resale of the selling securityholders’ notes and the shares of common stock that we issue if and when their notes are converted. The selling securityholders are bound by a registration rights agreement with us. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

     The selling securityholders may offer and sell notes or shares from time to time. In addition, a selling securityholder’s donees, pledgees, transferees and other successors in interest may sell notes or shares received from a named selling securityholder after the date of this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions.

     The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on an exchange or quotation service or in the over-the-counter market; or

•	through the writing of options.

     In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus.

     Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

     The selling securityholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling securityholders may be deemed to be underwriters within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act.

     To our knowledge, Deutsche Banc Alex Brown Inc. is the only selling securityholder that is a registered broker-dealer. As such, it is an underwriter of the notes. We do not have a material relationship with Deutsche Banc Alex Brown and Deutsche Banc Alex Brown does not have the right to designate or nominate a member or members of our board of directors. Deutsche Banc Alex Brown purchased its notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriter’s or dealer’s compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by Deutsche Banc Alex Brown.

     The selling securityholders and any other person participating in a distribution of the notes or our common stock will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the notes and common stock being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the notes and the shares and the ability of any person or entity to engage in market-making activities in the notes and shares.

     We have agreed to use our reasonable efforts to keep the registration statement covering the securities effective until the earliest of:

(1)	two years after the date we filed the registration statement;

(2)	the date when all registered securities have been disposed of; and

(3)	the date on which all registered securities held by non-affiliates are eligible to be sold to the public under Rule 144(k) under the Securities Act.

     We will be permitted to suspend the use of this prospectus for up to a total of 60 days in any 90-day period or a total of 90 days in any twelve-month period under circumstances relating to pending corporate developments, public filings with the SEC and similar events.

     We have agreed to pay the expenses of registering the notes and the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling securityholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling securityholder.

     We and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

DESCRIPTION OF THE NOTES

     We issued the notes under an indenture dated as of August 24, 2001 between us and State Street Bank and Trust Company of California, N.A., as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the indenture and the form of certificate evidencing the notes are attached as an exhibit to the registration statement that contains this prospectus and are made available to you upon request.

     In this section of the prospectus entitled “Description of the Notes,” when we refer to “HNC,” “we,” “our,” or “us,” we are referring to HNC Software Inc. and not any of its subsidiaries.

General

     The notes are unsecured general obligations of HNC and are subordinate in right of payment as described under “— Subordination of Notes.” The notes are convertible into common stock as described under “— Conversion of Notes.” The notes will be limited to $150,000,000 aggregate principal amount of notes outstanding. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes mature on September 1, 2008, unless earlier redeemed at our option or purchased by us at your option upon a change in control.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of HNC, except to the extent described under “—Purchase of Notes at Your Option Upon a Change in Control.”

     The notes bear interest at the annual rate of 5.25%, which rate may be increased as described in “— Registration Rights” below, from August 24, 2001. Interest is payable on March 1 and September 1 of each year, beginning March 1, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest are February 15 and August 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     On our behalf, the trustee maintains an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

     You have the right, at your option, to convert your notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $28.80 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 34.7222 shares per $1,000 principal amount of notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

     We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

     If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

(1)	the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)	the subdivision or combination of our outstanding common stock;

(3)	the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4)	the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below; and

•	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(5)	the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6)	the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

     In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving HNC; or

•	a sale or conveyance to another person of the property and assets of HNC as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     In addition you may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. If at any time we make a distribution of property to our stockholders that would be taxable to them as a dividend for U.S. federal income tax purposes (for example, distributions of property other than our common stock or rights thereto) and, pursuant to the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for U.S. federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more details see “Material United States Federal Income Tax Considerations.”

     No adjustment in the conversion price is required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Subordination of Notes

     The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full before we pay the note holders. The indenture requires us to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

     We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the indenture.

     We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases or exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

     If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, is structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of June 30, 2001, we had no senior indebtedness outstanding and our subsidiaries had approximately $11.6 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

     “designated senior indebtedness” means our obligations under our existing loan and security agreement with Wells Fargo Bank, National Association, as amended, and any particular senior indebtedness that expressly provides that such indebtedness shall be designated senior indebtedness for purposes of the indenture.

     “indebtedness” means:

(1)	all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole or the assets of HNC or to only a portion thereof, other than to any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all of our obligations and liabilities, contingent or otherwise, in respect of leases, including synthetic leases, required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4)	all our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvement thereon which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the lease property to the lessor and our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5)	all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)	all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7)	any indebtedness or other obligations described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

(8)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

     “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, rent, and all fees, costs, expenses and other amounts due on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the above. Senior indebtedness does not include:

(1)	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

(2)	any indebtedness to any of our majority-owned subsidiaries, but does not include indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of any such subsidiary to a person that is not our subsidiary.

Provisional Redemption

     We may redeem any portion of the notes at any time prior to September 5, 2004 upon at least 20 and not more than 60 days’ notice by mail to the holders of the notes, at a redemption price equal to $1,000 per note plus the “make whole” payment described below if (1) the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required.

     If we redeem the notes under these circumstances, we will make a “make whole” payment on the redeemed notes equal to the total value of the aggregate amount of interest that would have been payable on the notes from the last day through which interest was paid on the notes (or August 24, 2001 if no interest has been paid) through September 1, 2004. We must make these “make whole” payments on all notes called for redemption prior to September 5, 2004, including notes converted after the date we mailed the notice. The “make whole” payment for notes converted shall not be reduced by accrued and unpaid interest. We may make these “make whole” payments, at our option, either in cash or in our common stock or a combination of cash and stock, if a shelf registration covering resales of such common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date. We specify the type of consideration for the “make whole” payment in the redemption notice. Payments made in our common stock will be valued at 95% of the average of the closing sales prices of our common stock for the five trading days ending on the day prior to the redemption date.

     Because the sale price of the common stock will be determined before the redemption date, if we specify that we will make payment of the redemption price in our common stock, holders of notes bear the market risk that our common stock will decline in value between the date the sale price is calculated and the redemption date.

Optional Redemption by HNC

     We may redeem the notes on or after September 5, 2004, on at least 20 days and no more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Period	Redemption Price

Beginning on September 5, 2004 through August 31, 2005	102.625%
Beginning on September 1, 2005 through August 31, 2006	101.750%
Beginning on September 1, 2006 through August 31, 2007	100.875%
Beginning on September 1, 2007 and thereafter	100.000%

     In each case, we will pay accrued interest to, but excluding, the redemption date. If the redemption date falls after an interest payment record date and prior to an interest payment date, interest will be paid to the holder on the redemption date.

     If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

     No sinking fund is provided for the notes.

Purchase of Notes at Your Option upon a Change in Control

     If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

     We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

     You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

     A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of HNC (whether or not otherwise in compliance with the indenture).

     However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights in the merger or consolidation) constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

     The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

     We will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

     This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Certain of our debt agreements may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

     We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

     If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

     Each of the following will constitute an event of default under the indenture:

(1)	we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2)	we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3)	we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4)	we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5)	we fail to provide timely notice of a change in control;

(6)	any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $20 million is not paid at final maturity or upon acceleration and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

(7)	certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

     Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not HNC, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

     We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

     We may not consolidate with or merge into any corporation, limited liability company, partnership or trust, in a transaction in which we are not the surviving corporation, limited liability company, partnership or trust, or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Registration Rights

     The following is a summary of the registration rights provided in the registration rights agreement and the notes. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

     This prospectus is part of a shelf registration statement under the Securities Act that was filed to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. We will use our reasonable efforts to keep this shelf registration statement effective until the earliest of:

(1)	two years from the date we file the shelf registration statement, which is November 6, 2003;

(2)	the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

(3)	the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

     We will be permitted to suspend the use of this prospectus which is a part of the registration statement for a period not to exceed an aggregate of 60 days in any 90-day period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events.

     A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally is required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

     If:

(1)	on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

(2)	on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC;

(3)	we fail, with respect to a holder that supplies the questionnaire described below, to supplement the shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling securityholders; or

(4)	after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (A) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 60th day or 90th day, as the case may be,

(we refer to each such event described above in clauses (1) through (4) as a registration default), additional interest will accrue on the notes and underlying common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). In the case of a registration default described in clause (3), our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement.

     We have agreed to file amendments or supplements to the shelf registration statement as required to include holders of registrable securities as selling securityholders, subject to our right to suspend use of the prospectus under specified circumstances. Each selling securityholder must provide us with information about itself and its sale before the amendment or supplement is finalized in order to be named as a selling securityholder in the related prospectus. If we file a post-effective amendment to the shelf registration statement, we will pay additional interest if the amendment is not declared effective within 45 days after it is filed.

     We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

Satisfaction and Discharge

     We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Transfer and Exchange

     We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

     State Street Bank and Trust Company of California, N.A., serves as the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

     We initially issued the notes in the form of two global securities. The global securities are deposited with the trustee as custodian for the Depository Trust Company and registered in the name of a nominee of DTC. Except as set forth below, the global securities may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Pursuant to procedures established by DTC upon the deposit of the global securities with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by the global securities to the accounts of participants, as designated by the initial purchasers. Ownership of beneficial interests in the global securities is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities is shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global securities or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants and which will be legended, if required.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of material U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances, for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code. Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules, (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, insurance companies, tax-exempt organizations, S Corporations, persons whose functional currency is not the U.S. dollar, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to purchasers of notes who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the tax code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

     All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

U.S. holders

     As used in this prospectus, the term “U.S. holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is:

•	a citizen or resident (as defined in Section 7701(b) of the Internal Revenue Code) of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) formed under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Internal Revenue Code.

     A “non-U.S. holder” is any holder of a note or common stock other than a U.S. holder or a foreign or domestic partnership. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is attributed to its owners.

Interest

     Interest on the notes will generally be included in a U.S. holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. holder’s regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. In certain circumstances, investors in our notes could receive payments in excess of stated principal or interest. If we call the notes for provisional redemption or optional redemption, holders would be entitled to receive a payment in excess of stated principal and interest, either upon the redemption or upon a conversion of the notes after they are called for redemption but before they are actually redeemed. We do not believe that the notes should be treated as contingent debt instruments because of these potential additional payments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount. Because of the lack of authority on point, the tax consequences of the additional payments are uncertain. The notes could be treated as contingent debt instruments, with the consequences described above. If the notes are not treated as contingent debt instruments, so that the potential receipt of the additional payments does not affect the accrual of interest, the holders could still be required to recognize income or gain upon receipt of a contingent payment.

     Market Discount

     If a U.S. holder purchases a note for an amount that is less than its “stated redemption price at maturity” (the sum of all payments to be made under the note other than “qualified stated interest”), will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. The term qualified stated interest means the stated interest that is unconditionally payable in cash or in other property. Under the market discount rules, a U.S. holder will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount that a U.S. holder has not previously included in income and is treated as having accrued on the note at the time of its payment or disposition. In addition, a U.S. holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the noted, unless a U.S. holder elects to accrue on a constant interest method. A U.S. holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. A U.S. holder’s election to include market discount in income currently, once made, applies to all market discount obligations acquired by a U.S. holder on or after the first taxable year to which such election applies and may not be revoked without the consent of the Internal Revenue Service. Although, as stated above, we do not believe the notes should be treated as contingent debt instruments, if the notes were so treated, then different rules would apply in determining whether a note is purchased at a discount and the consequences thereof.

     Amortizable Bond Premium

     If a U.S. holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the purchase date, other than qualified stated interest, a U.S. holder will be considered to have purchased the note at a “premium”. The amount by which a U.S. holder purchases a note for this purpose is reduced by an amount equal to the value of the conversion option. A U.S. holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under a U.S. holder’s regular accounting method. Generally, in the case of instruments that provide for alternative payment schedules “premium” is calculated by assuming that (a) a U.S. holder will exercise or not exercise options in a manner that maximizes a U.S. holder’s yield, and (b) we will exercise or not exercise options in a manner that minimizes a U.S. holder’s yield, except that we will be assumed to exercise call options in a manner that maximizes a U.S. holder’s yield. If a U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss a U.S. holder would otherwise recognize on disposition of the note. A U.S. holder’s election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by a U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the Internal Revenue Service. Although, as stated above, we do not believe the notes should be treated as contingent debt instruments, if the notes were so treated, then different rules would apply in determining whether a note is purchased at a premium and the consequences thereof.

     Under section 279 of the Internal Revenue Code, deductions otherwise allowable to a corporation for interest may be reduced or eliminated with respect to “corporation acquisition indebtedness,” which is generally defined to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, and either the acquiring corporation has a debt to equity ratio with assets measured by reference to tax basis for this purpose, that exceeds two to one or the projected earnings (the average annual earnings, determined with certain adjustments, for the three-year period ending on the test date) of the corporation (and possibly the acquired corporation) do not exceed three times the annual interest costs of the corporation (and possibly the acquired corporation). Our deductions for interest on the notes could be reduced or eliminated if the notes meet the definition of corporate acquisition indebtedness in the year of issue. In addition, the notes could become corporate acquisition indebtedness in a later year if we initially meet the debt/equity ratio and earning tests, but fail one or both tests in a later year during which we issue indebtedness for corporate acquisitions. The availability of an interest deduction with respect to the notes was not determinative in our issuance of the notes.

Conversion of Notes Into Common Stock

     A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income). Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion. However, a U.S. holder’s tax basis in shares of common stock considered attributable to accrued interest as described above, generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin as of the date of the conversion. As noted above, if a holder converts a note after it has been called for provisional redemption, the tax consequences of the additional payment that the holder would receive are unclear. The holder could be required to recognize income or gain on the receipt of the additional payment.

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Therefore, U.S. holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution of stock.

Sale, Exchange or Retirement of the Notes

     Each U.S. holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and such holder’s adjusted tax basis in the notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than 12 months at the time of the sale or exchange. Generally, the maximum long term capital gains rate for individuals is 20%. Capital gain that is not long term capital gain is taxed at ordinary income rates. A holder’s initial basis in a note will be the amount paid for the note.

The Common Stock

     Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. holder’s income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount of cash and the fair market value of the property received on such sale or exchange and the U.S. holder’s adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

     A U.S. holder of notes or common stock may be subject to “backup withholding” at a rate currently of 30.5% (which percent will be reduced to 30% for payments made after December 31, 2001 and periodically reduced to 28% in 2006) with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things:

•	fails to furnish a social security number or other taxpayer identification number certified under penalties of perjury within a reasonable time after the request therefore;

•	fails to report properly interest or dividends;

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that such holder is not subject to backup withholding; or if

•	the IRS provides notification that the U.S. holder has furnished us with an incorrect tax identification number.

Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

     We will report to the U.S. holders of notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

     The following discussion is limited to the U.S. federal income tax consequences relevant to a non-U.S. holder (as defined above). For purposes of withholding tax on interest and dividends discussed below, a non-U.S. holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is effectively connected with the conduct of a U.S. trade or business and in the case of a non-U.S. holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

     Generally any interest paid to a non-U.S. holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Generally interest on the notes will qualify as portfolio interest if:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Internal Revenue Code;

•	the non-U.S. holder is not a bank receiving interest within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code; and

•	the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise.

     The gross amount of payments of interest to a non-U.S. holder of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than subject to withholding at the 30% or treaty-reduced gross rate. In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the non-U.S. holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a non-U.S. holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A non-U.S. holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

     In general, dividends paid to a non-U.S. holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the non-U.S. holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

     A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes. Cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above. A non-U.S. holder could be subject to U.S. federal income tax, however, on any additional payment received as a result of the notes being called for redemption. We may withhold tax from any such payment. If we were to withhold tax and the payment were determined not to be subject to U.S. federal income tax, a non-U.S. holder would be entitled to a refund of the tax withheld.

Sales, Exchange or Redemption of Notes or Common Stock

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a non-U.S. holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income;

•	subject to certain exceptions, the non-U.S. holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition;

•	the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

•	we are a United States real property holding corporation within the meaning of Section 897 of the Internal Revenue Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Internal Revenue Code, or that we will become one in the future.

Information Reporting and Backup Withholding

     Generally, we must report annually to the IRS and to each non-U.S. holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

     Generally, information reporting and backup withholding of United States federal income tax at a current rate of 30.5% (which percent will be reduced to 30% for payments made after December 31, 2001 and periodically reduced to 28% in 2006) may apply to payments made by us or any agent of ours to non-U.S. holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

     The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will generally not be subject to backup withholding. However, if such broker is;

•	a U.S. person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the non-U.S. holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. holder.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

     The preceding discussion of material United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, $0.001 par value per share, and 4,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of December 17, 2001, we had outstanding 35,472,111 shares of common stock held by approximately 222 registered accounts.

Common Stock

     Dividend Rights

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board may determine from time to time.

     Voting Rights

     Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     No Preemptive, Conversion or Redemption Rights

     Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Right to Receive Liquidation Distributions

     Upon a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is fully paid and nonassessable.

Preferred Stock

     We are authorized, subject to limitations imposed by Delaware law, to issue up to a total 4,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

     The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of HNC and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging under some circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation’s assets, with any interested stockholder, which is a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an “interested stockholder” unless:

•	the transaction is approved by the board before the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of this provision either in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Listing

     Our common stock is quoted on The Nasdaq National Market under the symbol “HNCS.”

LEGAL MATTERS

     The validity of the securities offered under this prospectus will be passed upon for us by Fenwick & West LLP, Palo Alto, California. The validity of the notes and certain legal matters under New York law with respect to the notes will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, New York, New York.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of HNC Software Inc. for the year ended December 31, 2000 and the audited historical financial statements of Blaze Software, Inc. included as Exhibit 99.01 of our Report 8-K/A dated October 29, 2001 have been so incorporated in reliance on the reports (which, for Blaze Software, Inc., contains an explanatory paragraph relating to the predecessor/successor basis of accounting as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE

     We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, unless it is superseded by information contained directly in this prospectus or in another later document we file with the SEC. These documents contain important information about us and our financial condition. We are incorporating by reference into this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until termination of this offering:

•	our annual report on Form 10-K for the year ended December 31, 2000, as amended;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, as amended; and

•	our current reports on Form 8-K and all amendments thereto, filed on August 15, 2001, August 21, 2001, August 30, 2001 and February __, 2002.

     You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

HNC Software Inc. 5935 Cornerstone Court West San Diego, CA 92121 (858) 546-8877 Attn: Jason Ohmstede

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospective. Reports that we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. You should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual and quarterly reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549

     You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. For more information about the operation of the public reference room you can call 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

     You can also inspect reports, proxy statements and other information about our company at the offices of The National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the notes and shares offered by this prospectus. This prospectus does not contain all of the information in the registration statement as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us, our notes and our common stock. Statements contained in this prospectus as to the contents of any contract of other document, including the indenture and the registration rights agreement, are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to or incorporated by reference in the registration statement.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling holders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$37,500
Nasdaq National Market filing fee	—
Accounting fees and expenses*	40,000
Legal fees and expenses*	100,000
Miscellaneous*

Total	$177,500

*	Estimate

ITEM 15. Indemnification of Officers and Directors.

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and officers, as well as directors and officers of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise when they are serving in such capacities at the request of the Registrant, to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and officers to the fullest extent permitted by the Delaware General Corporation Law in connection with a proceeding (except that the Registrant is not required to advance expenses to a person against whom it brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees and agents; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that adversely affects the indemnification provided thereunder.

     The Registrant’s policy is to enter into indemnity agreements with each of its directors and officers. The indemnity agreements provide that directors and officers will be indemnified and held harmless against all expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes or penalties and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as a director or officer of the Registrant or as directors or officers of any other corporation, partnership or enterprise when they are serving in such capacities at the request of the Registrant; except that no indemnity is provided in a derivative action in which such director or officer is finally adjudged by a court to be liable to the Registrant due to willful misconduct in the performance of his or her duty to the Registrant, unless the court determines that such director or officer is entitled to indemnification. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims (i) initiated voluntarily by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the Board of Directors and successful proceedings brought to enforce a right to indemnification and/or advancement of expenses under the indemnity agreements; (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of Section 16(b) of the Exchange Act and related laws and regulations; (iv) on account of conduct by an indemnified party that is finally adjudged to have been in bad faith or conduct that the indemnified party did not reasonably believe to be in, or not opposed to, the best interests of the Registrant; (v) on account of any criminal action or proceeding arising out of conduct that the indemnified party had reasonable cause to believe was unlawful; or (vi) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The indemnity agreement requires a director or officer to reimburse the Registrant for expenses advanced only if and to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Registrant’s Certificate of Incorporation, the Registrant’s Bylaws, his or her indemnity agreement or otherwise to be indemnified for such expenses. The indemnity agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, the Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, Delaware law, or otherwise.

     The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and officers, may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

     The indemnity agreements require the Registrant to maintain director and officer liability insurance to the extent readily available. The Registrant currently carries a director and officer insurance policy.

ITEM 16. Exhibits.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title

4.01	Registrant’s Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 13, 1996. Incorporated by reference to Exhibit 3(i).04 to the Registrant’s Report on Form 10-Q for the quarter ended June 30, 1996.

4.02	Certificate of Amendment to Registrant’s Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 12, 2000. Incorporated by reference to Exhibit 4.08 to the Registrant’s Form S-8 Registration Statement filed on June 28, 2000, File No. 333-40344.

4.03	Registrant’s Bylaws, as amended.

4.04	Indenture, dated as of August 24, 2001, between the Registrant and State Street Bank and Trust Company of California, N.A., as Trustee.

4.05	Registration Rights Agreement, dated as of August 24, 2001, between the Registrant and Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and U.S. Bancorp Piper Jaffray Inc.

4.06	Form of Note for the Registrant’s 5.25% Convertible Subordinated Notes due September 1, 2008. Included in Exhibit 4.04.

4.07	Form of specimen certificate for the Registrant’s Common Stock. Incorporated by reference to Exhibit 4.01 to the Registrant’s Form S-1 Registration Statement, File No. 33-91932.

5.01	Opinion of Fenwick & West LLP regarding the legality of the notes and the shares being registered.

5.02	Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the notes being registered.

12.01	Statement regarding the Registrant’s ratio of earnings to fixed charges.

23.01	Consent of Fenwick & West LLP. Included in Exhibit 5.01.

23.02	Consent of Orrick Herrington & Sutcliffe LLP. Included in Exhibit 5.02.

23.03*	Consent of Independent Accountants.

23.04*	Consent of Independent Accountants.

23.05*	Consent of Independent Accountants.

24.01	Power of Attorney (see page II-4)

25.01	Form T-1 statement of eligibility of trustee for the Indenture under the Trust Indenture Act of 1939.

*	Filed with this amendment

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 14th day of February, 2002.

HNC SOFTWARE , INC

By: /s/ Kenneth J. Saunders

Kenneth J. Saunders Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Mutch* John Mutch	Chief Executive Officer and Director	February 14, 2002

/s/ Kenneth J. Saunders* Kenneth J. Saunders	Chief Financial Officer and Secretary	February 14, 2002

/s/ Russell C. Clark Russell C. Clark	Vice President, Corporate Finance and Assistant Secretary (Chief Accounting Officer)	February 14, 2002

/s/ Edward K. Chandler* Edward K. Chandler	Director	February 14, 2002

/s/ Thomas F. Farb* Thomas F. Farb	Director	February 14, 2002

/s/ Alex W. Hart* Alex W. Hart	Director	February 14, 2002

/s/ David Y. Chen* David Y. Chen	Director	February 14, 2002

/s/ Louis A. Simpson* Louis A. Simpson	Director	February 14, 2002

*By:	/s/ Kenneth J. Saunders
	Kenneth J. Saunders, Attorney-in-Fact	February 14, 2002

EXHIBIT INDEX

Exhibit Number	Exhibit Title

4.01	Registrant’s Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 13, 1996. Incorporated by reference to Exhibit 3(i).04 to the Registrant’s Report on Form 10-Q for the quarter ended June 30, 1996.

4.02	Certificate of Amendment to Registrant’s Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 12, 2000. Incorporated by reference to Exhibit 4.08 to the Registrant’s Form S-8 Registration Statement filed on June 28, 2000, File No. 333-40344.

4.03	Registrant’s Bylaws, as amended.

4.04	Indenture, dated as of August 24, 2001, between the Registrant and State Street Bank and Trust Company of California, N.A., as Trustee.

4.05	Registration Rights Agreement, dated as of August 24, 2001, between the Registrant and Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and U.S. Bancorp Piper Jaffray Inc.

4.06	Form of Note for the Registrant’s 5.25% Convertible Subordinated Notes due September 1, 2008. Included in Exhibit 4.04.

4.07	Form of specimen certificate for the Registrant’s Common Stock. Incorporated by reference to Exhibit 4.01 to the Registrant’s Form S-1 Registration Statement, File No. 33-91932.

5.01	Opinion of Fenwick & West LLP regarding the legality of the notes and the shares being registered.

5.02	Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the notes being registered.

12.01	Statement regarding the Registrant’s ratio of earnings to fixed charges.

23.01	Consent of Fenwick & West LLP. Included in Exhibit 5.01.

23.02	Consent of Orrick Herrington & Sutcliffe LLP. Included in Exhibit 5.02.

23.03*	Consent of Independent Accountants.

23.04*	Consent of Independent Accountants.

23.05*	Consent of Independent Accountants.

24.01	Power of Attorney (see page II-4)

25.01	Form T-1 statement of eligibility of trustee for the Indenture under the Trust Indenture Act of 1939.

*	Filed with this amendment